

March 15, 2011

Mr. Michael A. Smerklo
Chief Executive Officer
ServiceSource International, LLC
634 Second Street
San Francisco, California 94107

     Re: **ServiceSource International, LLC**
            Amendment No. 3 to Registration Statement on Form S-1
            Filed March 11, 2011
            File No. 333-171271

Dear Mr. Smerklo:

     We have reviewed the correspondence from your counsel dated March 11, 2011 responding to our comment letter dated March 8, 2011 and your amendment and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Dilution, page 34

1. Please explain to us and revise to provide transparent disclosure in footnotes regarding how you calculated the pro forma net tangible book value of $56 million with the per share amount of $0.97 as well as the pro forma as adjusted net tangible book value of $114 million with the corresponding per share amount of $1.74.

<u>Management's Discussion and Analysis of Financial Condition and Results…, page 39</u>

<u>Critical Accounting Policies and Estimates, page 59</u>

<u>Stock-Based Compensation, page 60</u>

<u>Grants on December 16, 2010, page 65</u>

2. Refer to the sixth sentence of the fifth bullet point. We note your revised disclosure in response to comment 9 in our letter dated March 8, 2011. Please delete the word "its" and replace it with the word "the Company's."

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions you may have.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Tony Jeffries, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.